Links Golf Cafe, LLC



LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

Thank you for your support and belief in Links Golf Cafe.

We're super excited about the awarding of our first Master Franchise for the Mountain Region, and the subsequent awarding of a nine unit Area Development Agreement for Phoenix.

We've begun site selection and lease negotiation, and are excited to open the first five locations before the end of 2024.

In addition we're super excited to welcome an amazing new Board of Advisor with construction experience on more than one thousand locations, and four decades of wisdom.

More exciting news to share soon.

Simon Hedley and Tom Matzen, Founders
Links Golf Cafe

We need your help!

We would love you to help us spreading the word about LinksGolfCafe and our new developments.

We will be sharing press releases and social media assets to help with this soon. You can also help finding more amazing Area Developers. Help us recruit amazing people for our Board of Advisors.

Share ideas and suggestions to make Links Golf Cafe the best possible experience for our Members and Clients.

Sincerely,

Thomas Matzen

Founder

How did we do this year?

REPORT CARD

A+

☺ The Good

Awarded First Master Franchise

Awarded First Area Development Agreement

Started Construction Process for First Five Locations

☹ The Bad

We haven't opened any sites yet.

We didn't meet our intended capital raise goals from WeFunder.

We haven't yet awarded our first fifty franchises.

2023 At a Glance

January 1 to December 31



$37,207
Revenue



-$40,981
Net Loss



$0
Short Term Debt



$64,300
Raised in 2023



$514
Cash on Hand
As of 03/28/24

We ❤ Our 27 Investors

Thank You For Believing In Us

Monique Toonen
Rajat Taneja
John Roberson
Michael E. Bielewicz
Bryan Beasley

Will Holmes
Greg Linster
David Sheets
Joseph MacDonald
Fitz Henry

Loretta Bruhn
Jill Gilbert
Sebastian Lopez Duarte
Simon Hedley

Anton Fernsler
Inspired Solutions
Robert McCollough
Praveen Rajvanshi

Terrel A MILLER
Chirag Patel
Tim Hoffman
Thomas Romandi

Samantha Cvetkovski
Tim Hanna
Edward Jimenez
Kasey Barrett

Thank You!

From the Links Golf Cafe, LLC Team



Thomas Matzen

Founder

Tom has built 187 coffee bars for himself and his clients. Started 92 businesses of his own, eight to 7 figures and beyond. More importantly, his personal coaching...



Simon Hedley

Founder

Qualified as a Chartered Accountant in the UK and spent over ten years working in financial services, from PriceWaterhouseCoopers, through to Investment Banking...



Clinton Wasylishen

Advisor to the Board, Links Golf Cafe

Clinton is the recipient of Franchisee Of The Year awards in multiple franchise systems, and has built multiple seven...



Jeff Giagnocavo

Advisor to the Board, Links Golf Cafe

Jeff does business in your bedroom w Gardner's Mattress & More, the premier better sleep store. He is fanatical about the...



Michael Griffiths

Advisor to the Board, Links Golf Cafe

Michael is the #1 authority helping service professionals to fast track their business growth by transforming their referral...



Ted Prodromou

Advisor to the Board, Links Golf Cafe

Ted is America's Leading LinkedIn Coach. Featured on CNBC, Entrepreneur.com, New York Times & Forbes. His team...



Vance Morris

Advisor to the Board, Links Golf Cafe

Vance is a Walt Disney World Resort Management Alumni, having spent 10 years as an leader in the Resorts. He runs...

Details

The Board of Directors

Director	Occupation	Joined
Thomas Matzen	Managing Member @ Links Golf Cafe LLC	2022

Officers

Officer	Title	Joined
Thomas Matzen	CEO	2022
Simon Hedley	Founder	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Thomas Matzen	42 Units	42.0%
Simon Hedley	42 Units	42.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
07/2022	$75,000		Other
10/2022	$42,765		Other
10/2023	$64,300		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Simon Hedley ❓	07/11/2022	$75,000	$76,946 ❓	6.0%	12/31/2023	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	100	100	Yes

Warrants: 0
Options: 0

Form C Risks:

Market Risks - There is some risk that there may not be enough demand to sustain a franchising network as large as indicated in our trading area analysis.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Product Risks of the Links Golf Cafe franchise opportunities - There are other indoor golf centers, and of course many coffee bars and cafes.
And it would be foolish to assume that no other company would start to offer this in a similar format. The risk would be that they would begin to offer their product through a franchise format and begin marketing it in a similar method to ours.

Corporate Risks - There currently is a risk of lack of experienced and committed full-time personnel to properly manage the company. This could result in a lack of support to Individual Franchise Owners and Regional Franchise Owners and would lead to slow or no growth.

Links Golf Cafe Franchise Owner Risks - Links Golf Cafe Owners may fail to achieve expected results for a variety of reasons:
- failure to market the business; - lack of funds to cover start-up costs; - poor customer service; - failure to follow

existing systems; - poor financial management; - poor time management; and - poor screening in the beginning by Team Headquarters

Regional Links Golf Cafe Franchise Ownership Risks - There are certain risks involved in Regional or Master Franchise ownership.
Awarding Regional Franchises to individuals that are not self-motivated or driven to succeed will jeopardize the growth of a given Region. In addition, if any of the Regional Franchisors develops an attitude that does not nurture and support their Individual Links Golf Cafe Franchise Owners, resentment will build and slow their growth.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Government regulation risks. Future laws and regulation may arise, including franchise registration rules, trademark rules and once we open 50 locations employment contract rules that may have impact on our operations and margins.

Risks of natural disasters including a future pandemic outbreak. There is a risk that future pandemics may close the locations we operate in, dramatically reducing cash flow for our franchisees and for the Team Headquarters. Ongoing business mastermind memberships will continue but they may also be affected by this. In addition the locations themselves may be affected by natural disasters such as hurricanes and floods, and while each location will have insurance, they may delay or defer cash flows for months at a time.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which

the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Links Golf Cafe, LLC

Arizona Limited Liability Company
Organized January 2022

2 employees
1846 E. Innovation Park Dr.,
STE 100
Oro Valley AZ 85755 https://linksgolfcafe.com/

Business Description

Refer to the Links Golf Cafe, LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Links Golf Cafe, LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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